DARSIE & ELSTE

ATTORNEYS AT LAW

P.O. BOX 28

VERSAILLES, KENTUCKY 40383

TELEPHONE: (859) 873-3766 or (859) 221-9847

FAX: (859) 873-3606

E-MAIL: darsieandelste@aol.com

GAY M. ELSTE	JOHN C. DARSIE, JR.
(1936 - 1994)

October 4, 2010

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20049

Attn: EDGAR CORRESPONDENCE

RE:	Acceleration Request
Dupree Mutual Funds
Registration No. 2-74233 (under the 1933 Act)
Registration No. 811-2918 (under the 1940 Act)
Form N-1A, Post-Effective Amendment Nos. 51 and 52 (1933 Act) and
Amendment Nos. 53 and 54 (1940 Act)

TO WHOM IT MAY CONCERN:

Please accept this letter as a request by the Registrant pursuant to Rule 485 (a) (3) for an accelerated Effective Date of November 1, 2010 for the above Post Effective Amendments and Amendments to the Registration Statement. A serious hardship will be suffered by the shareholders of the Registrant should these Amendments not become effective on November 1, 2010, as the financial statements of the Registrant will become stale.

Post Effective Amendment No. 51 was filed under Rule 485 (a) through the EDGAR system on August 13, 2010, updating the financial statements, bringing the Prospectus into conformity with the revised format of Form N-1A, and adding an additional series in the same Prospectus. This amendment was filed 79 days before the requested effective date of November 1, 2010. Unfortunately, there was a communication breakdown between the Registrant and its EDGAR filing agency, which did not understand to request a Series ID and a Class Contract ID for the new series, the Taxable Municipal Income Series.

The Registrant learned from the SEC, on or about August 30, 2010, that Post Effective Amendment No. 51 would need to be refiled due to the failure of the Registrant to request the Series ID and Class Contract ID for the new series. Accordingly, Post Effective Amendment No. 52 was assembled and filed under Rule 485 (a) through the EDGAR system on September 3, 2010 requesting a Series ID and a Class Contract ID for the new series. This Post Effective Amendment is the same as the earlier Post Effective Amendment, except for Items 28 (A), (B),(C), (D)(1), (G)(1), (H), and (P)(2), which were incorporated by reference into Post Effective Amendment 52 from Post Effective Amendment 51. This second Post Effective Amendment was filed 58 days before the requested effective date of November 1, 2010.

Please be assured that the Registrant has not intentionally acted to delay its filings beyond the regulatory time guidelines. The failure to request the Series ID and Class Contract ID for the new series when filing Post Effective Amendment No. 51 was a very unfortunate mistake. The shareholders of the existing nine Series of the Registrant, whose securities are all offered through the same Prospectus, will suffer the following types of hardships should acceleration of the effective date of the Post Effective Amendments not be possible:

Securities and Exchange Commission

October 4, 2010

Page Two

1) Sales of securities of any of the Series will be halted as of November 1, 2010;

2) Reinvestments of October 31, 2010 dividends on November 1, 2010 and automatic investments drawn from shareholder banking accounts will need to be discontinued and all the automated transactions reversed; and

3) Redemptions will be honored, but without incoming cash from new investments, thus necessitating borrowing to meet redemption requests or selling valuable securities from the portfolios to fund redemption requests.

Your thoughtful consideration of this request for an accelerated effective date of these Post Effective Amendments is greatly appreciated. Please feel free to contact the undersigned at (859) 873-3766 or (859) 221-9847 should questions arise.

Respectfully submitted,

/s/ Gay M. Elste

Gay M. Elste

GME:bh